UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 11-K

             FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
                 AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF
                       THE SECURITIES EXCHANGE ACT OF 1934


(Mark One)

X    ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF
     1934

                   For the fiscal year ended December 31, 2002

                                       or

___ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

                     For the transition period from _____ to

                         Commission file number 1-13896

A. Full title of the Plan and the address of the Plan, if different from that of the issuer named below:

                            Elan 401(k) Savings Plan

B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive offices:

                              ELAN CORPORATION, PLC
                          LINCOLN HOUSE, LINCOLN PLACE
                                DUBLIN 2, IRELAND

                                Table of Contents

                                                                            Page

Independent Auditors' Report                                                 1

Financial Statements:

     Statements of Net Assets Available for Benefits as of
     December 31, 2002 and 2001                                              2

     Statements of Changes in Net Assets Available for Benefits for
     the years ended December 31, 2002 and 2001                              3

     Notes to Financial Statements                                           4

Supplemental Schedules*:

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
  as of December 31, 2002                                                   12

Schedule G, Part III - Schedule of Nonexempt Transactions for
  the year ended December 31, 2002                                          13

Signature

Exhibit Index:

Exhibit 23.1 - Independent Auditors' Consent

Exhibit 99.1 - Certification by Chief Executive Officer (Plan Administrator) pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Exhibit 99.2 - Certification by Chief Financial Officer (Plan Administrator) pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

------------------



* Other schedules required by 29 CFR 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

                          Independent Auditors' Report


To the Plan Administrator of Elan 401(k) Savings Plan:

We have audited the accompanying statements of net assets available for benefits of Elan 401(k) Savings Plan (formerly Elan Pharmaceuticals 401(k) Plan) as of December 31, 2002 and 2001, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2002 and 2001, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules Schedule H, Line 4i-schedule of assets (held at end of year) as of December 31, 2002 and Schedule G, Part III-schedule of nonexempt transactions for the year ended December 31, 2002 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan's management and have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



                                                     /s/KPMG LLP

San Diego, California
October 14, 2003

                                      ELAN
                               401(k) SAVINGS PLAN
                   (Formerly Elan Pharmaceuticals 401(k) Plan)
                 Statements of Net Assets Available for Benefits
                     Years ended December 31, 2002 and 2001




                                                                              2002                  2001
                                                                         ---------------     -----------------
Assets:
     Investments (see note 3).................................           $   107,037,948     $      65,635,863
                                                                         ---------------     -----------------
     Cash, non-interest bearing...............................                     1,993                    --
                                                                         ---------------     -----------------
     Receivables:
        Employer contributions................................                 1,234,060             2,466,871
        Participants contributions ...........................                    30,541               209,352
        Interest receivable...................................                    28,399                33,123
                                                                         ---------------     -----------------
               Total receivables..............................                 1,293,000             2,709,346
                                                                         ---------------     -----------------
               Net assets available for benefits..............           $   108,332,941     $      68,345,209
                                                                         ===============     =================

__________________

See accompanying notes to financial statements.

                                      ELAN
                               401(k) SAVINGS PLAN
                   (Formerly Elan Pharmaceuticals 401(k) Plan)
           Statements of Changes in Net Assets Available for Benefits
                     Years ended December 31, 2002 and 2001

                                                                                2002                2001
                                                                            ---------------  -----------------
Additions (deductions) to (from) net assets attributed to:
   Investment (loss) income:
     Interest.................................................              $      138,826   $       247,736
     Net depreciation in fair value of investments (see note 3)                (36,507,519)       (2,770,687)
                                                                            ---------------  -----------------
                                                                               (36,368,693)       (2,522,951)
                                                                            ---------------  -----------------
   Contributions:
     Participants.............................................                  17,466,807        11,483,245
     Employer.................................................                  21,288,545         2,467,709
                                                                            ---------------  -----------------
                                                                                38,755,352        13,950,954
                                                                            ---------------  -----------------
   Transfers in (see note 4)..................................                  48,045,569                --
                                                                            ---------------  -----------------
               Total net additions............................                  50,432,228        11,428,003
                                                                            ---------------  -----------------
Benefits paid and administrative expenses:
   Benefits paid to participants..............................                  10,406,208         3,907,288
   Administrative expenses....................................                      38,288             8,490
                                                                            ---------------  -----------------
               Total deductions...............................                  10,444,496         3,915,778
                                                                            ---------------  -----------------
               Net increase...................................                  39,987,732         7,512,225
Net assets available for benefits:
   Beginning of year..........................................                  68,345,209        60,832,984
                                                                            ---------------  -----------------
   End of year................................................              $  108,332,941   $    68,345,209
                                                                            ===============  =================

__________________

See accompanying notes to financial statements.

                                      ELAN
                               401(k) SAVINGS PLAN
                   (Formerly Elan Pharmaceuticals 401(k) Plan)
                          Notes to Financial Statements
                           December 31, 2002 and 2001


(1) Description of Plan

     The following description of the Elan 401(k) Savings Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

     (a)  General

          The Plan is a defined contribution plan available to all eligible employees of Athena Neurosciences, Inc. (Athena or the Company) and its participating U.S. subsidiaries, including wholly-owned subsidiaries of such entities. Effective January 1, 1999, the Plan was amended, restated and renamed the Elan Pharmaceuticals 401(k) Plan (Former Plan). Effective January 1, 2002, the Plan was amended, restated and renamed the Elan 401(k) Savings Plan. The Plan, as amended, is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

     (b)  Administration

          The board of directors of the Company has named an administrative committee (the Administrative Committee) to serve as administrator and fiduciary to the Plan and an investment committee to oversee the Plan's investment options in accordance with the governing investment policy. Effective January 1, 1998, the Company contracted with The Charles Schwab Trust Company to serve as trustee and recordkeeper of the Former Plan. Effective January 1, 2002, the Company contracted with the American Express Trust Company (Trustee) to serve as trustee and recordkeeper of the Plan. Historically, all expenses incurred for administering the Plan have been paid by the Company. The Plan does allow for administrative expenses to be paid from the Plan's trust or the Plan's forfeiture account. The forfeiture account may also be used to pay for employer contributions. At December 31, 2002 and 2001, the balance in the forfeiture account was $540,323 and $48,631, respectively.

          In December 2001, the Company determined that up to 462,200 of its Elan Corporation plc American Depository Shares (ADSs) purchased by the trustee under the Former Plan, in open market transactions on behalf of participants under the Former Plan between January 1, 1998 and December 31, 2001, were not registered in accordance with the Securities Act of 1933, as amended. The Company on behalf of the Plan:
          (1) authorized the filing of a Form S-8 Registration Statement covering up to 2 million shares of ADSs, effective January 1, 2002,
          (2) authorized the change of trustee, effective January 1, 2002, to American Express Trust Company, and (3) approved the merger of the Dura

                                      ELAN
                               401(k) SAVINGS PLAN
                   (Formerly Elan Pharmaceuticals 401(k) Plan)
                          Notes to Financial Statements
                           December 31, 2002 and 2001


          Pharmaceuticals, Inc., The Liposome Company, Inc. and the Delsys Pharmaceuticals, Inc. 401(k) plans into the Plan.

          In late 2002, the Company conducted a rescission offer (the Rescission Offer), pursuant to which the Company offered eligible individuals the right to rescind purchases of ADSs made under the Former Plan between January 1, 1998 and December 31, 2001. The Rescission Offer commenced on November 1, 2002 and expired on December 2, 2002. The total payments made by the Company in connection with the Rescission Offer were $13,040,867 and are included in the employer contributions in the 2002 statement of changes in net assets available for benefits.

          In connection with the change of the Plan's trustee and recordkeeper and the merger of the three 401(k) plans into the Plan, the Company instituted two blackout periods. The first commenced on December 15, 2001 and ended February 15, 2002. During the first blackout period, the ADSs market value decreased from $41.35 per share to $15.43 per share. The second blackout period commenced on March 15, 2002 and ended April 25, 2002 and affected only those participants who had merged into the Plan from the Delsys Pharmaceuticals, Inc. plan. During the second blackout period, the Elan Corporation plc ADSs market value decreased from $15.65 per share to $10.00 per share.

          The Company and certain of its former and current officers and directors are named as defendants in a putative class action in the U.S. District Court for the Southern District of New York, which consolidated various class actions filed in early 2002 (the Class Action). The amended and consolidated complaint filed January 24, 2003 in the Class Action alleges violations of the federal securities laws of which the facts alleged in these securities fraud lawsuits could also form the basis for claims by current and former participants of the Plan for breach of fiduciary duty under ERISA, with respect to ADSs held in the Plan.

          The Company is also the subject of an investigation by the SEC's Division of Enforcement commenced on or about February 12, 2002. The Company believes that the investigation relates, in part, to the issues and allegations asserted in the Class Action noted above.

     (c)  Contributions

          Participants may contribute up to 20% of their pre-tax annual compensation, as defined in the Plan and Former Plan (Employee Contribution). Participants may also contribute amounts representing distributions from other qualified plans (Rollover Contribution). Under the Former Plan, the Company made

                                      ELAN
                               401(k) SAVINGS PLAN
                   (Formerly Elan Pharmaceuticals 401(k) Plan)
                          Notes to Financial Statements
                           December 31, 2002 and 2001

          discretionary contributions equal to (a) 100% of each participant's contribution up to $1,500, and thereafter (b) 50% of each eligible participant's contributions in excess of $1,500 to a maximum additional match per participant of $250. The Former Plan also allowed for a discretionary profit sharing contribution. No discretionary profit sharing contribution was made for the year ended December 31, 2001.

          During every calendar quarter subsequent to December 31, 2001, the Company also made a non-discretionary contribution equal to 3% of the participant's eligible compensation. In 2002, the Company's non-discretionary contributions totaled $7,070,835. The Company may, in its sole discretion, make annual contributions to those eligible participants, as defined in the Plan. A discretionary employer contribution of $1,176,843 was paid to the Plan in March 2003 for the 2002 plan year. The Plan also allows for certain other types of Company contributions to the Plan. No other contributions were made for the year ended December 31, 2002 other than the Rescission Offer noted above. Contributions are subject to certain limitations. Eligible participants aged 50 and older may contribute amounts in excess of the Plan's deferral limits or in excess of the maximum pre-tax contribution deferral permitted by the Internal Revenue Service (IRS) as catch-up contributions, as defined in the Plan.

     (d)  Investment Options

          Participants direct the investment of their contributions into the various investment options offered by the Plan. As of December 31, 2001, the Former Plan offered two money market funds, ten mutual funds, and ADSs as investment options for participants. As of December 31, 2002, the Plan offered eleven mutual funds, one collective investment fund, and ADSs as investment options for participants. Effective January 1, 2002, restrictions were placed on the amount of new employee contributions that can be invested in ADSs such that no more than 20% of employee contributions can be invested in ADSs. Participants were not required to divest their existing holdings; however, a participant cannot make an intra-plan transfer into ADSs.

     (e)  Participant Accounts

          Each participant's account is credited with the participant's contributions, an allocation of the respective Company contributions and an allocation of the Plan's investment income or loss and expenses, if any. Allocation of the Company's contribution is as defined by the Plan. Investment income or loss is allocated to the participant's account based upon the participant's proportionate share of the funds within the Plan.

                                      ELAN
                               401(k) SAVINGS PLAN
                   (Formerly Elan Pharmaceuticals 401(k) Plan)
                          Notes to Financial Statements
                           December 31, 2002 and 2001

     (f)  Vesting

          Effective January 1, 2002, all participants' individual accounts were 100% vested when the various 401(k) plans merged into the Plan and all subsequent contributions into the Plan are immediately vested. Prior to January 1, 2002, participants were immediately vested in their contributions and Company matching contributions; however, participants were 100% vested in the Company's discretionary profit sharing contribution allocated to their account after six years of credited service.

     (g)  Loans to Participants

          Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of $50,000 or 50% of their vested account balance, whichever is less. Loans are secured by the participant's vested account balance and bear interest at a fixed rate equal to the prime rate at the time the loan is made plus 1% (such rate was prime plus 2% under the Former Plan). The loans must be repaid to the Plan within a five-year period, unless the loan is used for the purchase of a principal residence in which case a reasonable period of time is to be used. Such loans shall be repaid by payroll deduction, or any other method approved by the Administrative Committee, which requires level amortization of principal and repayments no less frequently than quarterly, and must be repaid at least over the loan period. Outstanding loans at December 1, 2002 and 2001 carried interest rates which ranged from 3.00% to 11.50% and 6.75% to 11.50%, respectively, with maturity dates through 2031 and 2016, respectively. In the event that a participant's services are terminated for any reason, the loan must be repaid in full as defined in the Plan.

     (h)  Payment of Benefits

          Upon termination of service, the participant or beneficiary may elect to leave their account balance in the Plan or receive their total vested account balance in a lump sum amount. The Plan requires automatic lump sum distributions upon termination of service, plus 45 days, of participant vested account balances that are $5,000 or less.

     (i)  Voting Rights

          Each participant who has ADSs allocated to their individual participant account is entitled to exercise voting rights attributable to the ADSs and is to be notified by the Trustee prior to the time that such rights are to be exercised. The Trustee is

                                      ELAN
                               401(k) SAVINGS PLAN
                   (Formerly Elan Pharmaceuticals 401(k) Plan)
                          Notes to Financial Statements
                           December 31, 2002 and 2001

          not permitted to instruct a vote for any ADS for which instructions have not been provided by a participant.

(2) Summary of Accounting Policies

     (a)  Basis of Accounting

          The accompanying financial statements and supplemental schedules are prepared on the accrual method of accounting.

     (b)  Use of Estimates

          The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

          The Plan may invest in various types of investment securities as directed by the Participants. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

          Included in the Plan's net assets available for benefits at December 31, 2002 and 2001, are investments in ADSs amounting to $1,864,408 and $16,397,334, respectively, whose value could be subject to change based upon market conditions, see note 9.

     (c)  Investment Valuation and Income Recognition

          The Plan's investments in money market funds, mutual funds, collective investment fund and ADSs, are valued at fair value, as measured by quoted market prices. All receivables and participant loans are valued at cost, which approximates fair value.

          Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Interest income is accrued when earned. Capital gain distributions are included in dividend income.

                                      ELAN
                               401(k) SAVINGS PLAN
                   (Formerly Elan Pharmaceuticals 401(k) Plan)
                          Notes to Financial Statements
                           December 31, 2002 and 2001

     (d)  Payment of Benefits

          Benefits are recorded when paid.

     (e)  Administrative Expenses

          Administrative expenses of $38,288 and $8,490, including legal, audit, and administrative expenses, were paid by the Plan during the years ended December 31, 2002 and 2001.

(3) Investments

     The following table presents investments in the Plan that individually represent 5% or more of the Plan's net assets at December 31:

                                                                            2002                2001
                                                                         -------------     ---------------
               American Balanced Fund............................        $  24,665,036           (A)
               AXP New Dimensions Fund...........................           16,324,528           (A)
               AET Income II.....................................           10,230,756           (A)
               AXP S&P 500 Index Fund ...........................            8,936,042           (A)
               PIMCO Total Return................................            8,910,250           (A)
               Templeton Foreign Fund............................            7,638,979           (A)
               Mutual Shares Fund................................            6,872,398           (A)
               Artisan Mid Cap Fund..............................            5,799,416           (A)
               Elan Corporation, plc ADSs........................            (A)            $  16,397,334
               Dreyfus Appreciation Fund.........................            (A)                7,664,461
               Schwab 1000 Fund..................................            (A)                7,626,045
               Oakmark Fund......................................            (A)                6,642,057
               Dodge & Cox Balanced Fund.........................            (A)                5,468,512
               Schwab Value Advantage Fund.......................            (A)                4,210,240
               Liberty-Stein Roe Intermediate Bond Fund..........            (A)                3,776,951
               Baron Asset Fund..................................            (A)                3,608,090


         __________________

     (A) Investment did not exceed 5% of the Plan's net assets as of December 31, 2002 or 2001.

     During 2002 and 2001, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $36,507,519 and $2,770,687, respectively, as follows:

                                      ELAN
                               401(k) SAVINGS PLAN
                   (Formerly Elan Pharmaceuticals 401(k) Plan)
                          Notes to Financial Statements
                           December 31, 2002 and 2001

                                                                 2002                   2001
                                                             -------------         -------------
                     ADSs                                    $(24,990,446)         $   (827,580)
                     Mutual funds                             (11,943,608)           (1,943,107)
                     Collective investment fund                   426,535                    --
                                                             ------------          ------------
                                                             $(36,507,519)         $ (2,770,687)
                                                             ============          ============


(4) Plan Mergers/Transfers

     Three 401(k) plans sponsored by subsidiaries of Athena merged into the Plan during the year ended December 31, 2002. These 401(k) plans included The Liposome Company, Inc. 401(k) Plan, Dura Pharmaceuticals, Inc. 401(k) Plan and the Delsys Pharmaceuticals 401(k) Plan. The transfers of these plan assets are reflected as transfers in on the statement of changes in net assets available for benefits for the year ended December 31, 2002. The amounts related to each transfer are as follows:


                                  Plan                           Net assets               Loans              Total
               -----------------------------------------        -----------    ------------------    ---------------

               The Liposome Company, Inc. ..............        $19,211,841     $       285,218      $  19,497,059
               Dura Pharmaceuticals, Inc. ..............         27,247,710             639,739         27,887,449
               Delsys Pharmaceuticals, Inc. ............            642,229              18,832            661,061
                                                                -----------    ------------------    ---------------
                        Total...........................        $47,101,780     $       943,789      $  48,045,569
                                                                ===========    ==================    ===============



(5) Party-In-Interest Transactions

     Certain Plan investments are shares of a collective investment fund and mutual funds managed by the Trustee, and therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan for the investment management services provided by the Trustee and the Former Plan trustee amounted to $38,288 and $8,490 for the years ended December 31, 2002 and 2001, respectively.

(6) Prohibited Transactions

     During 2002 and 2001, various employee contributions totaling $133,770 and $385,868, respectively, were not remitted timely to the Plan by the Company. The interest rate used to calculate the lost income due to the untimely remittances ranged from 6.21% to 21.86% in 2002 and was 18.29% in 2001, which resulted in $2,149 and $2,160, respectively, of interest due to the Plan by the Company in 2002 and 2001, respectively. These amounts are included as interest income in the respective statements of changes in net assets available for benefits.

                                      ELAN
                               401(k) SAVINGS PLAN
                   (Formerly Elan Pharmaceuticals 401(k) Plan)
                          Notes to Financial Statements
                           December 31, 2002 and 2001

(7) Plan Termination

     Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become fully vested in the Company discretionary profit sharing contributions.

(8) Tax Status

     The Internal Revenue Service (IRS) has determined and informed the Company by a letter dated June 28, 1995, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been renamed and merged with several other qualified retirement plans since obtaining its determination letter. The Company filed an application with the IRS on September 29, 2003 for an advanced determination as to whether the amended and restated Plan meets the qualification requirements of the applicable sections of the IRC. The Company has not received its determination letter as of October 14, 2003; however, the plan administrator and the Plan's tax counsel believe that the amended and restated Plan is designed and is currently being operated in accordance with the applicable requirements of the IRC.

(9) Subsequent Events

     From December 31, 2002 through October 14, 2003, the ADSs market value increased from $2.46 per share to $5.83 per share.

     Effective August 16, 2003, the Plan was subject to a black out (the Black
     Out) with respect to purchases of ADSs. The Black Out was imposed because of the Elan Corporation, plc delay in filing its 2002 Annual Report on Form 20-F. During the Black Out, all current contributions designated by Plan participants for the ADSs were temporarily directed to the American Express Cash Management Fund, Inc.

     On September 9, 2003, the Black Out was lifted, and (i) all participant funds in the American Express Cash Management Fund, Inc. were transferred to the Elan Corporation, plc ADSs; and (ii) all new contributions designated by participants to be invested in the Elan Corporation, plc ADSs were once again invested as directed.

                                      ELAN
                               401(k) SAVINGS PLAN
                   (Formerly Elan Pharmaceuticals 401(k) Plan)
         Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
                                December 31, 2002




                                                Description of investment including
           Identity of issue, borrower            maturity date, rate of interest,                         Current
             lessor, or similar party            collateral, par, or maturity value          Cost           value
----------------------------------------      ---------------------------------------    -----------   ----------------

*     AXP New Dimensions Fund                 Mutual Fund                                     **        $ 16,324,528
*     AXP S&P 500 Index Fund                  Mutual Fund                                     **           8,936,042
      AMCAP Fund                              Mutual Fund                                     **           1,816,973
      American Balanced Fund                  Mutual Fund                                     **          24,665,036
      Ameristock Mutual Fund                  Mutual Fund                                     **           1,835,606
      Artisan Mid Cap Fund                    Mutual Fund                                     **           5,799,416
      Baron Growth Fund                       Mutual Fund                                     **           5,125,241
      Mutual Shares Fund                      Mutual Fund                                     **           6,872,398
      PIMCO Total Return                      Mutual Fund                                     **           8,910,250
      ROYCE Total Return Fund                 Mutual Fund                                     **           5,272,393
      Templeton Foreign Fund                  Mutual Fund                                     **           7,638,979
*     AET Income II                           Collective Investment Fund                      **          10,230,756
*     Elan Corporation, plc ADSs              American depositary receipts               $ 11,535,547      1,864,408
*     Participant Loans                       Interest rates range from 3.00%
                                                to 11.50% with maturity dates
                                                through 2031                                  --           1,745,922
                                                                                                        -------------
                                                         Total                                          $107,037,948
                                                                                                        =============

__________________

* Represents a party-in-interest transaction.


** Cost information is not required for participant-directed investments.


See accompanying independent auditors' report.

                                      ELAN
                               401(k) SAVINGS PLAN
                   (Formerly Elan Pharmaceuticals 401(k) Plan)
            Schedule G, Part III - Schedule of Nonexempt Transactions
                          Year ended December 31, 2002



                                Relationship to
                                     plan,          Description of transaction including                      Current
           Identity of         employer, or other     maturity date, rate of interest,        Cost of         value of
          party involved       party-in-interest     collateral, par, or maturity value        asset           asset
      ---------------------   --------------------  ------------------------------------      --------        --------
*     Elan Pharmaceuticals,   Wholly-owned          Employee contributions not timely         $133,770        $135,919
      Inc.                    subsidiary              remitted to the Plan. The
                              of Plan sponsor         interest rate used to calculate
                                                      lost income ranged from 6.21% to
                                                      21.86%, resulting in $2,149 of
                                                      interest due in 2002

__________________

* Represents a party-in-interest transaction.


See accompanying independent auditors' report.

                                    SIGNATURE



     Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Administrative Committee have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.


                            ELAN 401(k) SAVINGS PLAN


                            By:   /s/Robert J. Conti
                                  ---------------------------------------------
                                  Name:  Robert J. Conti
                                  Title: Chairman, Investment Committee and
                                         Member, Administrative Committee

Date:  January 26, 2004

                                                                    Exhibit 23.1


                          Independent Auditors' Consent


To the Plan Administrator of the Elan 401(k) Savings Plan:


We consent to incorporation by reference in the Registration Statement (File No. 333-14240) on Form S-8 of Elan Corporation, plc of our report dated October 14, 2003, with respect to the statements of net assets available for benefits of the Elan 401(k) Savings Plan as of December 31, 2002 and 2001, and the related statements of changes in net assets available for benefits for the years then ended, which report appears in the December 31, 2002 annual report on Form 11-K of the Elan 401(k) Savings Plan.

                                                    /s/KPMG LLP



San Diego, California
January 21, 2004

                                                                    Exhibit 99.1



Certification by the Chief Executive Officer (Plan Administrator) Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

In connection with the Annual Report of the Elan 401(k) Savings Plan (the "Plan") on Form 11-K for the period ended December 31, 2002, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Robert
J. Conti, Senior Director of Compensation and Benefits of Elan Pharmaceuticals, Inc., a wholly owned subsidiary of Elan Corporation, plc, Chairman, Investment Committee and Member, Administrative Committee, certify pursuant to 18 U.S.C.
Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that the Report fully complies with the requirements of Section 13(a) and 15(d), as applicable, of the Securities and Exchange Act of 1934 and that the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Plan.

/s/Robert J. Conti
------------------------------------
Robert J. Conti
Chairman, Investment Committee and
  Member, Administrative Committee

January 26, 2004


The foregoing certification is being furnished solely pursuant to Section 18 U.S.C. Section 1350 and is not being filed as part of the Report or as a separate disclosure document. A signed original of this written statement required by Section 906 has been provided to Elan Corporation, plc and will be retained by Elan Corporation, plc and furnished to the Securities and Exchange Commission or its staff upon request.

                                                                    Exhibit 99.2

Certification by the Chief Financial Officer (Plan Administrator) Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

In connection with the Annual Report of the Elan 401(k) Savings Plan (the "Plan") on Form 11-K for the period ended December 31, 2002, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Marc W. Rosenbaum, Director of Accounting of Elan Pharmaceuticals, Inc., a wholly owned subsidiary of Elan Corporation, plc, and Member, Administrative Committee, certify pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that the Report fully complies with the requirements of Section 13(a) and 15(d), as applicable, of the Securities and Exchange Act of 1934 and that the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Plan.

/s/ Marc W. Rosenbaum
----------------------------------
Marc W. Rosenbaum
Member, Administrative Committee

January 26, 2004


The foregoing certification is being furnished solely pursuant to Section 18 U.S.C. Section 1350 and is not being filed as part of the Report or as a separate disclosure document. A signed original of this written statement required by Section 906 has been provided to Elan Corporation, plc and will be retained by Elan Corporation, plc and furnished to the Securities and Exchange Commission or its staff upon request.